Filed by II-VI Incorporated
                                      pursuant to Rule 425 under the
                                      Securities Act of 1933 and deemed
                                      to be filed pursuant to Rule 14d-2
                                      of the Securities and Exchange Act
                                      of 1934

                                      Subject Company:
                                      Laser Power Corporation

                                      Commission File
                                      No.: 000-22625

                                      June 20, 2000

                                      Jim Martinelli
                                      Treasurer & Chief Financial Officer
                                      (724) 352-4455
                                      jmartinelli@ii-vi.com
                                      II-VI Homepage:  www.ii-vi.com


II-VI Incorporated Makes Revised Offer to Acquire Laser Power Corporation;
          Increases Cash Component of Offer to $2.89 per Share;
  Raises Floor Price to $5.15 per Share and Ceiling to $5.65 per Share;
                Transaction Valued at $5.36 per Share

Pittsburgh - June 20, 2000 - II-VI Incorporated (Nasdaq: IIVI) announced today that it has revised its offer to acquire Laser Power Corporation (Nasdaq: LPWR), increasing the cash component of its offer to $2.89 per share and raising the guaranteed "floor" price to $5.15 per share. Under II-VI's revised proposal, each share of Laser Power stock will receive
 .052 shares of II-VI common stock and $2.89 in cash. Based on the closing market price of II-VI common stock on June 19, 2000, the value of this offer to Laser Power's stockholders is $5.36 per share and represents a significant premium over the $4.40 per share offer made by Union Miniere.

The guaranteed price will be paid with a combination of cash and/or II-VI stock, at its election, if the volume weighted average trading price of II-VI common stock is less than $43.46 per share for the 12 trading days prior to the closing of the exchange offer. II-VI has also provided a $5.65 ceiling on its offer.

Fran Kramer, President and Chief Operating Officer of II-VI, said "We were surprised that Laser Power's Board so quickly concluded that Union Miniere's offer of $4.40 per share was superior to our prior offer, which had a value of $4.61 per share based on the closing market price of II-VI common stock as of last Friday. There can be no question that our revised offer is superior to Union Miniere's current proposal. Not only does our offer represent substantially greater value on its face than Union Miniere's proposal, it has a guaranteed floor which is greater than the value of Union Miniere's offer. Our proposed transaction is in the best interests of both Laser Power's and II-VI's stockholders. With our revised offer, we continue to believe that the transaction will be accretive in our fiscal year beginning July 1, 2000."

The offer contemplates that the transaction will be structured as an exchange offer for Laser Power shares. Following the exchange offer, II-VI and Laser Power would consummate a merger in which each share of Laser Power common stock not tendered into the exchange offer would be exchanged for the same consideration paid in the exchange offer.


The full text of the offer letter to Laser Power is as follows:

                             II-VI Incorporated
                           375 Saxonburg Boulevard
                             Saxonburg, PA 16056

                               June 20, 2000

Dick Sharman, Chairman
Laser Power Corporation
36570 Briggs Road
Murrieta, CA 92563-2347

Dear Dick:

II-VI Incorporated continues to be interested in acquiring Laser Power Corporation. To that end, and in response to the revised agreement with Union Miniere announced on June 19, 2000, we hereby make the following offer:

*  Exchange Consideration per          .052 shares of II-VI common
   Share of Laser Power Stock           stock plus $2.89 in cash.
   (assuming 9,678,001 shares
   outstanding, plus existing
   stock options for no more than
   367,977 shares)

*  Minimum Price                        $5.15 per share--if necessary,
                                        II-VI will pay a combination
                                        of cash and/or stock, at its
                                        election, so that the
                                        consideration paid for each share
                                        of Laser Power stock has a value
                                        of at least $5.15 per share,
                                        based on the volume weighted
                                        average trading price of II-VI
                                        stock during the 12 trading days
                                        prior to the closing of the
                                        exchange offer.

*  Maximum Price                        $5.65 per share---if necessary,
                                        the number of II-VI shares to be
                                        issued will be reduced so that
                                        the consideration paid for each
                                        share of Laser Power stock will
                                        not have a value of more than
                                        $5.65 per share, based on the
                                        volume weighted average trading
                                        price of II-VI stock during the
                                        12 trading days prior to the
                                        closing of the exchange offer.

*  Structure                            The transaction will be structured
                                        as an exchange offer, followed by
                                        a merger in which those Laser Power
                                        stockholders not tendering into the
                                        exchange offer receive the same
                                        consideration that was paid in the
                                        exchange offer.

*  Other Terms                          A copy of a proposed merger
                                        agreement that we are prepared to
                                        execute is attached.

Based on the closing market price of II-VI stock on June 19, 2000, our offer has an implied value of $5.36 per share of Laser Power stock. This reflects a premium of $0.96 per share over the Union Miniere offer and makes our offer clearly superior to the terms of the Union Miniere transaction. Not only does our offer have a higher indicated value than the Union Miniere transaction, it gives Laser Power stockholders the opportunity to participate in the upside opportunity created by the combination of II-VI and Laser Power. This makes our offer compelling from the point of view of Laser Power's stockholders.

As you well know, II-VI has been enthusiastic about acquiring Laser Power for several years now. II-VI is a growing company and we think that Laser Power can be an important component of our future. Our intentions with respect to Laser Power remain the same under our revised proposal. Our plans are to combine our businesses in a way that maintains the Laser Power brand name and its role in the market place. We intend to maintain and even grow Laser Power's Temecula, Mexican and Belgium manufacturing facilities. These facilities fit well into our worldwide manufacturing strategy. We intend to make your San Diego office our West Coast sales and marketing headquarters and your office in Belgium will nicely complement our global sales and marketing efforts. For these reasons, it is important to us to retain all of Laser Power's key employees and we intend to offer them an extremely competitive compensation package, including II-VI stock options, to accomplish that.

Your Board's fiduciary duties under Delaware law require you to consider this offer. We believe that if you evaluate this offer in accordance with those duties you will conclude that it is superior to the terms of your agreement with Union Miniere.

Our proposed transaction is conditioned upon, among other things, (i) the tender into our exchange offer of not less than a majority of the shares of Laser Power Corporation common stock outstanding (including the shares of Laser Power stock owned by II-VI), (ii) the valid termination of the merger agreement between Laser Power and Union Miniere, with the payment by Laser Power to Union Miniere of any fees or expenses in connection with such termination, (iii) the approval of II-VI's exchange offer and its proposed merger by Laser Power's Board of Directors, (iv) receipt of all required regulatory approvals, (v) the redemption of the outstanding preferred stock purchase rights under Laser Power's preferred stock purchase rights plan or the amendment of the plan to make it inapplicable to II-VI's offer, and (vi) Laser Power not taking any action that would impair II-VI's ability to acquire Laser Power or otherwise diminish the value of Laser Power to II-VI.

Please note that our offer does not contain a financing condition. Our funds will be obtained through a new $25 million credit facility with our bank, PNC Bank, along with cash on hand and the current availability of over $10 million under our existing credit facility.

This offer has been approved by II-VI's Board of Directors. As you can appreciate, time is of the essence. Accordingly, if you do not respond favorably to our proposal by 11:59 p.m., Eastern Time, on June 21, 2000, it will automatically terminate and we will be forced to consider our other alternatives. If, prior to its expiration, you determine this offer to be superior to Union Miniere's offer, this offer will automatically be extended for two business days.

Considering the extremely short time it took Laser Power to evaluate Union Miniere's revised offer, I look forward to hearing from you shortly and to working with you so that we may bring our clearly premium proposal to a vote of your stockholders.
                                                Sincerely,
                                                /s/ Carl J. Johnson
                                                Carl J. Johnson,
                                                Chairman and CEO

****

If our offer is accepted by the Board of Directors of Laser Power, we will prepare and file a registration statement with the Securities and Exchange Commission. Laser Power stockholders would then be able to obtain such materials for free at the Commission's Web site at www.sec.gov. Laser Power stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to:
(A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition,
(C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
(1) the proposed acquisition may not be consummated on the terms being offered or at all, (2) cost savings expected to results from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser
Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.

CONTACT: Jim Martinelli, Treasurer & Chief Financial Officer of
II-VI Incorporated, 724-352-4455,